Exhibit 99.1

Rogers Communications Inc. Announces Pricing of US$750 million Offering of US Dollar Debt Securities

Offering to partially fund previously announced acquisition of 700 MHz ‘beachfront’ spectrum licenses

TORONTO, Mar. 3 -- Rogers Communications Inc. (“RCI”) announced today that it has priced a US$750 million underwritten public offering of US dollar debt securities.  The offering consisted of US$750 million aggregate principal amount of 5.00% senior notes due 2044.  The net proceeds from the issuance of these US dollar debt securities will be approximately US$736 million and is expected to be used, together with available cash on hand and other debt funding, to fund the $3.29 billion cash investment required to acquire twenty year licenses for two blocks of contiguous, paired lower 700 MHz band spectrum located in the key rural and urban locations across Canada. The sale of the US dollar debt securities is expected to close on March 10, 2014.

The US dollar debt securities will be issued pursuant to a prospectus supplement and accompanying prospectus filed with the SEC as part of an effective shelf registration statement on Form F-10. These documents are available at no charge by visiting EDGAR on the SEC website at www.sec.gov. A written prospectus and prospectus supplement relating to the offering of the US dollar debt securities may also be obtained from RCI by contacting Glenn Brandt as described below.

The US dollar debt securities are not being offered in Canada or to any resident of Canada. This press release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state.

Caution Concerning Forward-Looking Statements

This document includes certain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are based on management’s current expectations or beliefs, and are subject to uncertainty and changes in circumstances. Actual results may vary materially from those expressed or implied by the statements herein due to changes in economic, business, competitive, technological, strategic and/or regulatory factors, and other factors affecting the operations of RCI.

More detailed information about these factors may be found in filings by RCI with the SEC, including its most recent Annual Report on Form 40-F. RCI is under no obligation to, and expressly disclaims any such obligation to, update or alter its forward-looking statements, whether as a result of new information, future events, or otherwise.

About the Company:

Rogers Communications is a diversified Canadian communications and media company. We are engaged in wireless voice and data communications services through Wireless, Canada’s largest wireless provider. Through Cable, we are one of Canada’s leading providers of cable television services as well as high-speed Internet access and telephony services to consumers and businesses. Through Media, we are engaged in radio and television broadcasting, televised shopping, sports entertainment, and magazines and trade publications. We are publicly traded on the Toronto Stock Exchange (TSX: RCI.A and RCI.B) and on the New York Stock Exchange (NYSE: RCI).

For further information:

Glenn Brandt, (416) 935-3571, glenn.brandt@rci.rogers.com, 333 Bloor Street East, Toronto, Ontario, Canada, M4W 1G9.